EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
	2014	2013	2012	2011	2010	2014	2013
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,869	$14,783	$12,535	$14,759	$14,452	$2,795	$3,948
Fixed charges (excluding capitalized interest)	928	899	1,000	1,052	1,167	226	218
TOTAL EARNINGS, AS DEFINED	$15,797	$15,682	$13,535	$15,811	$15,619	$3,021	$4,166
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$789	$754	$844	$888	$1,014	$187	$185
1/3 of rental expense	174	171	176	170	176	44	42
TOTAL FIXED CHARGES, AS DEFINED	$963	$925	$1,020	$1,058	$1,190	$231	$227
RATIO OF EARNINGS TO FIXED CHARGES	16.4x	17x	13.3x	14.9x	13.1x	13.1x	18.4x